Exhibit 5.1

PLAN AND AGREEMENT OF MERGER

BY AND AMONG

AVOCENT CORPORATION,

CYBEX COMPUTER PRODUCTS CORPORATION,

CYBEX ACQUISITION CORP.,

2C COMPUTING, INC.

and

DAVID S. BUTLER, as

ESCROW REPRESENTATIVE

Dated as of July 19, 2002

TABLE OF CONTENTS

ARTICLE I	THE MERGER
1.1	The Merger..
1.2	The Closing.
1.3	Effective Time
1.4	Effects of Merger
ARTICLE II	EFFECT OF THE MERGER ON THE STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES
2.1	Effect on Stock
2.2	Adjustments for Capital Changes
2.3	Acquisition of Convertible Debt
2.4	Escrow
2.5	Exchange of Certificates and Convertible Debt Instruments
2.6	Target Shareholders’ Dissenting Rights
2.7	Taking of Necessary Action; Further Action
ARTICLE III	REPRESENTATIONS AND WARRANTIES OF TARGET
3.1	Organization of Target
3.2	Target Capital Structure
3.3	Obligations With Respect to Capital Stock
3.4	Authority; No Conflict
3.5	Target Financial Statements
3.6	Absence of Certain Changes or Events
3.7	Taxes
3.8	Intellectual Property
3.9	Compliance; Permits; Restrictions
3.10	Litigation
3.11	Brokers’ and Finders’ Fees
3.12	Employee Benefit Plans
3.13	Title to Property
3.14	Title Insurance
3.15	Environmental Matters
3.16	Labor Matters
3.17	Agreements, Contracts and Commitments
3.18	Board Approval
3.19	State Takeover Statutes
3.20	Affiliate transactions.
3.21	Disclosure

i

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF PARENT, CYBEX AND SUBSIDIARY
4.1	Organization
4.2	Authority; No Conflict
4.3	Brokers’ and Finders’ Fees
4.4	CyCom Contracts
ARTICLE V	CONDUCT PRIOR TO THE EFFECTIVE TIME
5.1	Conduct of Business
ARTICLE VI	ADDITIONAL AGREEMENTS
6.1	Meeting of Shareholders; Rescission
6.2	Access to Information; Confidentiality
6.3	No Solicitation
6.4	Public Disclosure
6.5	Legal Requirements
6.6	Third Party Consents
6.7	FIRPTA
6.8	Notification of Certain Matters
6.9	Commercially Reasonable Efforts and Further Assurances
6.10	Bank Debt
ARTICLE VII	CONDITIONS TO THE MERGER
7.1	Conditions to Obligations of Each Party to Effect the Merger
7.2	Additional Conditions to Obligations of Target
7.3	Additional Conditions to the Obligations of Parent
ARTICLE VIII	TERMINATION, AMENDMENT AND WAIVER
8.1	Termination
8.2	Notice of Termination; Effect of Termination
8.3	Fees and Expenses
8.4	Amendment
8.5	Extension; Waiver
ARTICLE IX	GENERAL PROVISIONS
9.1	Survival Period; Indemnification; Escrow Representative
9.2	Notices
9.3	Interpretation; Knowledge
9.4	Counterparts
9.5	Entire Agreement
9.6	Severability
9.7	Other Remedies; Specific Performance
9.8	Governing Law
9.9	Rules of Construction
9.10	Assignment

INDEX OF EXHIBITS

Exhibit A	Form of Voting Agreement
Exhibit B	Allocation of Merger Consideration
Exhibit C	Allocation of Debt Consideration
Exhibit D	Form of Escrow Agreement
Exhibit E	Form of Merger Presentation Documents
Exhibit F	Allocation of Closing Merger Consideration
Exhibit G	Allocation of Closing Debt Consideration
Exhibit H	Form of Consulting Agreement
Exhibit I	Form of Employment Agreement
Exhibit J	Form of Noncompete Agreement

PLAN AND AGREEMENT OF MERGER

This PLAN AND AGREEMENT OF MERGER (this “Agreement”), is entered into as of July 19, 2002, by and among Avocent Corporation, a Delaware corporation (“Parent”), Cybex Computer Products Corporation, an Alabama corporation (“Cybex”), Cybex Acquisition Corp., an Alabama corporation and wholly-owned subsidiary of Cybex (the “Subsidiary”), 2C Computing, Inc., an Alabama corporation (“Target”) (the Subsidiary and Target being sometimes collectively referred to herein as the “Constituent Corporations”) and David S. Butler, solely in his capacity as Escrow Representative (as defined in Section 9.1(f) hereof).

WITNESSETH:

WHEREAS, the respective Board of Directors of Parent, Cybex, Subsidiary and Target have approved the merger of the Subsidiary with and into Target (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, whereby all of the issued and outstanding shares of Target common stock, par value $0.01 per share (the “Target Common Stock”) and all of the issued and outstanding shares of Target Series A preferred stock, par value $0.01 per share (the “Target Preferred Stock” and together with the Target Common Stock collectively referred to as the “Target Stock”) not owned directly or indirectly by Target, Parent or Cybex, will be converted into the Merger Consideration (as hereinafter defined); and

WHEREAS, each of Parent, Cybex, Subsidiary and Target desires to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

WHEREAS, as a condition to and inducement for Parent, Cybex, and Subsidiary entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, Parent is entering into a voting agreement with each of Remigius Shatas and Robert Asprey dated the date hereof and substantially in the form attached hereto as Exhibit A.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby agree as follows:

ARTICLE I
THE MERGER

1.1           The Merger.   Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Alabama Business Corporation Act (the “Alabama Law”) and with the effect provided therein, the Subsidiary shall be merged with and into Target at the Effective Time (as defined in Section 1.3 hereof).  Following the Effective Time, the separate corporate existence of the Subsidiary shall cease and Target shall continue as the surviving corporation (the “Surviving Corporation”) under the name “2C Computing, Inc.” and shall succeed to and assume all the rights and obligations of the Subsidiary and Target in accordance with the

Alabama Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time of the Merger, (a) the Surviving Corporation shall possess all assets and property of every description, and every interest therein, wherever located, and the rights, privileges, immunities, powers, franchises and authority, of a public as well as of a private nature, of each of the Constituent Corporations, (b) all obligations belonging to or due each of the Constituent Corporations shall be vested in, and become the obligations of, the Surviving Corporation without further act or deed, (c) title to any real estate or any interest therein vested in either of the Constituent Corporations shall not revert or in any way be impaired by reason of the Merger, (d) all rights of creditors and all liens upon any property of either of the Constituent Corporations shall be preserved unimpaired, (e) the Surviving Corporation shall be liable for all of the debts and obligations of each of the Constituent Corporations, and any claim existing, or action or proceeding pending, by or against either of the Constituent Corporations may be prosecuted to judgment with right of appeal, as if the Merger had not taken place, and (f) the Surviving Corporation shall become a wholly-owned subsidiary of Cybex.

1.2           The Closing.  The closing of the Merger (the “Closing”) will take place at such time and on such date as is agreed upon by the parties (the “Closing Date”), which (subject to satisfaction or waiver of the conditions set forth in Article VII of this Agreement) shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VII of this Agreement at such location as the parties may agree, unless another date is agreed to in writing by the parties hereto.

1.3           Effective Time.  Subject to the provisions of this Agreement, the parties shall file articles of merger (the “Articles of Merger”) executed in accordance with the relevant provisions of the Alabama Law and shall make all other filings or records required under the Alabama Law as soon as practical on or after the Closing Date.  The Merger shall become effective at such time as the Articles of Merger are accepted for record by the Secretary of State of Alabama, or at such other time as Cybex and Target shall agree as specified in the Articles of Merger but not exceeding 30 days after the Articles of Merger are accepted for record by the Secretary of State of Alabama (the “Effective Time”).

1.4           Effects of Merger.  The Merger shall have the following effects on the Constituent Corporations:

(a)           Articles of Incorporation of the Surviving Corporation.  The Articles of Incorporation of the Target shall become the Articles of Incorporation of the Surviving Corporation from and after the Effective Time and until thereafter amended as provided by law.

(b)           Bylaws of the Surviving Corporation.  The Bylaws of the Subsidiary shall be the Bylaws of the Surviving Corporation from and after the Effective Time and until thereafter altered, amended or repealed in accordance with the Alabama Law, the Articles of Incorporation of the Surviving Corporation and the Bylaws.

(c)           Directors.  The directors of the Subsidiary at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Articles of Incorporation, Bylaws and applicable law.

(d)           Officers.  The officers of the Subsidiary at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Articles of Incorporation and Bylaws.

(e)           Assets, Liabilities.  At the Effective Time, the assets, liabilities, reserves and accounts of each of the Constituent Corporations shall be taken upon the books of the Surviving Corporation at the amounts at which they respectively shall be carried on the books of such corporations immediately prior to the Effective Time, except as otherwise set forth in this Agreement and subject to such adjustments, or elimination of intercompany items, as may be appropriate in giving effect to the Merger in accordance with generally accepted accounting principles.

ARTICLE II
EFFECT OF THE MERGER ON THE STOCK OF

THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

2.1           Effect on Stock.  As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of any stock of either of the Constituent Corporations:

(a)           Cancellation of Target-Owned Stock.  Each share of Target Stock that is owned by Target, Parent or Cybex, or by any of their direct or indirect wholly-owned subsidiaries (including, without limitation, the shares of Target Stock owned by Mobility Electronics, Inc. (“Mobility”) which shall be acquired by Cybex or Parent prior to the Effective Time) shall automatically be canceled, retired and extinguished, and no consideration shall be delivered in exchange therefor.

(b)           Subsidiary Stock. Each share of capital stock of the Subsidiary shall be exchanged for one share of Target Common Stock.

(c)           Conversion of Target Stock.  Subject to Sections 2.1(a), 2.5, and 2.6 hereof, each issued and outstanding share of Target Stock (other than Target Dissenting Shares, shares to be canceled in accordance with Section 2.1(a) and the shares of Target Preferred Stock held by Mobility, which will be acquired by Cybex in a separate transaction prior to the Closing and which in all events shall be voted by Cybex (either (i) directly if acquired prior to the record date, or (ii) by a proxy granted to Cybex by Mobility if acquired after the record date) in favor of the Merger and in favor of any matter relating to consummation of the transactions contemplated by this Agreement) (collectively, the “Exchanging Shares”) shall be converted into the right to receive from Parent following the Merger an amount of cash (the “Merger Consideration”) equal to $17,493,135 in the aggregate for all of the Exchanging Shares, which shall be allocated among the holders of the Exchanging Shares as set forth on Exhibit B (such holders defined as the “Exchanging Shareholders”). Target shall update and keep current Exhibit B as new purchases of Target Stock are made, including without limitation, purchase through the exercise of stock options. At the

Closing, each Exchanging Shareholder will be entitled to receive, and Parent shall cause to be paid upon presentation of the Certificates (as defined herein) and other documents required by this Agreement, his proportionate share of eighty-five percent (85%) of the Merger Consideration (the “Closing Merger Consideration”), and the remaining fifteen percent (15%) of the Merger Consideration (the “Deferred Merger Consideration”) will be deposited into an escrow account in accordance with Section 2.4 hereof. As of the Effective Time, all such Exchanging Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate evidencing any Exchanging Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor without interest upon surrender of such certificate in accordance with Section 2.2.

(d)           Target Stock Options.   At the Effective Time, each of the then outstanding options to purchase Target Stock (collectively, the “Target Options”) (consisting of all outstanding options granted under Target’s 2001 Stock Option Plan (the “Target Plan”), and any individual non-Plan options) will by virtue of the Merger, and without any further action on the part of any holder thereof, be assumed by Parent in accordance with the terms (as in effect as of the Effective Time) of the Target Plan and the stock option agreement by which such Target Option is evidenced, and thereupon such Target Options shall be converted into an option to purchase that number of shares of the common stock of Parent (“Parent Common Stock”) determined by multiplying the number of shares of Target Stock subject to such Target Option at the Effective Time by a fraction (the “Applicable Ratio”), the numerator of which is $6.00  and the denominator of which is the average closing price of the Parent Common Stock  as quoted on the Nasdaq Stock Market for the three (3) trading days immediately preceding the Closing Date (“Parent Stock Price”), at an exercise price per share of Parent Common Stock equal to $5.00 divided by the Applicable Ratio rounded up to the nearest cent.  If the foregoing calculation results in a Target Option being exercisable for a fraction of a share of Parent Common Stock, then the number of shares of Parent Common Stock subject to such option will be rounded down to the nearest whole number of shares, with no cash being payable for such fractional share.  The term, exerciseability, and vesting schedule of the Target Options will otherwise be unchanged. Within forty-five (45) days following the Closing, Parent and Cybex shall  make all filings (including the filing of a registration statement on Form S-8), and take all other necessary and appropriate actions related thereto, with respect to all outstanding Target Options, which are assumed by Parent and converted into Parent options in connection with the Merger.

2.2           Adjustments for Capital Changes  If, prior to the Effective Time, Target recapitalizes through a subdivision of its outstanding shares into a greater number of shares, or a combination of its outstanding shares into a lesser number of shares, or reorganizes, reclassifies or otherwise changes its outstanding shares into the same or a different number of shares of other classes, or declares a dividend on its outstanding shares payable in shares of its capital stock or securities convertible into shares of its capital stock, then the Exchange Ratio will be adjusted appropriately so as to maintain the aggregate Merger Consideration.

2.3           Acquisition of Convertible Debt.  At the Closing, the convertible debt of the Target will be acquired by Cybex for an aggregate amount of $1,417,625 (the “Debt Consideration”), which will be allocated among the holders of Target convertible debt as set forth on Exhibit C (which Exhibit C shall include the amount to be paid to each holder following Closing and the amount to be held in the Escrow Account with respect to each Debt Holder) (such holders defined as the “Debt Holders”). At the Closing, each Debt Holder will be entitled to receive, and Parent shall cause to be paid upon presentation of the original notes underlying the Target convertible debt (as set forth in Section 2.5(b)) and other documents required by this Agreement, his proportionate share of the Debt Consideration minus the lesser of (a) fifteen percent (15%) of the Debt Consideration, or (b) such Debt Holder’s profit in such Target convertible debt, (the “Closing Debt Consideration”). The remaining amount of Debt Consideration (the “Deferred Debt Consideration”) will be deposited into an escrow account in accordance with Section 2.4 hereof.

                2.4.          Escrow.  Prior to or simultaneously with the Closing, the Escrow Representative and Parent shall enter into an escrow agreement (the “Escrow Agreement”) with an escrow agent which shall be Heritage Bank (Huntsville, Alabama) or such other banking institution as shall be reasonably acceptable to Parent and the Escrow Representative (the “Escrow Agent”) substantially in the form of Exhibit D (subject to revisions required by the Escrow Agent and agreed to by the parties). At the Closing, Parent or Cybex shall deposit into an escrow account established and held by the Escrow Agent (the “Escrow Account”) an amount equal to the Deferred Merger Consideration plus the Deferred Debt Consideration (collectively, the “Indemnification Fund”). The Indemnification Fund will be utilized to pay claims to Parent, Cybex, and the Surviving Corporation for any breach by Target of its representations, warranties and covenants, as set forth in Section 9.1 hereof. Subject to claims pursuant to Section 9.1, fifty percent (50%) of the amount remaining in the Indemnification Fund will be released on February 28, 2003, and the balance remaining in the Indemnification Fund, including accrued interest, will be released on the first anniversary of the Closing. On each such release, each Exchanging Shareholder will receive his proportionate part of the Deferred Merger Consideration, and each Debt Holder will receive his proportionate part of the Deferred Debt Consideration, reduced ratably by any claims against the Indemnification Fund.

2.5           Exchange of Certificates and Convertible Debt Instruments.

(a)           Exchange Procedures — Target Stock.  Before the meeting of Target’s shareholders to consider the Merger, Cybex shall permit Target to mail to each holder of record of the Target Stock the following items in the form set out on Exhibit E hereto for use by each shareholder who does not accept the rescission offer of Target to be made to its current and former shareholders as provided in Section 6.1(c) hereof (the “Rescission Offer”): (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates, to Cybex and shall be in such form and have such other provisions as Cybex may reasonably specify), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration (collectively, the “Merger Presentation Documents”).  Each certificate representing Target Stock which immediately prior to the Effective Time evidences Exchanging Shares shall be converted into the right to receive the Merger Consideration pursuant to Section 2.1 (collectively, the “Certificates”).  Upon surrender of a Certificate by a Target shareholder (including persons who purchase Exchanging Shares prior to the Effective Time upon the exercise of the Target Options) to Cybex, together with a duly executed letter of transmittal and such other documents as may reasonably be required by Cybex, the holder of such Certificate shall be entitled to receive, and Parent shall cause Cybex to pay, in exchange therefor the Closing Merger Consideration as set forth on Exhibit F, which such holder has the right to receive pursuant to the provisions of this Article II.  In the event of a transfer of ownership of shares of Exchanging Shares which is not registered in the transfer records of Target, payment of the Closing Merger Consideration may be made to a person other than the person in whose name the

Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment of the Closing Merger Consideration to a person other than the registered holder of such Certificate or establish to the satisfaction of Cybex that such tax has been paid or is not applicable.  Until surrendered as contemplated by this Section 2.5, each Certificate shall be deemed at any time after the Effective Time to evidence only the right to receive upon such surrender the Merger Consideration that the holder thereof has the right to receive in respect of such Certificate pursuant to this Article II.  No interest will be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article II.  The Escrow Representative shall have the right to present the Merger Presentation Documents and related Certificates to Cybex at Closing for immediate payment; and, in such event, shall be entitled to receive the Closing Merger Consideration for each Exchanging Shareholder named therein.

(b)           Exchange Procedures — Convertible Debt.  Upon delivery to Cybex of the original notes underlying the Target convertible debt, the Debt Holder shall be entitled to receive, and Parent shall cause Cybex to pay, in exchange therefor the Closing Debt Consideration as set forth on Exhibit G, which such holder has the right to receive pursuant to the provisions of this Article II.  Until surrendered as contemplated by this Section 2.5, each note shall be deemed at any time after the Effective Time to evidence only the right to receive upon such surrender the Debt Consideration that the holder thereof has the right to receive in respect of such convertible debt pursuant to this Article II.  No interest will be paid or will accrue on any cash payable to holders of such convertible debt pursuant to the provisions of this Article II unless Cybex fails to tender such Debt Consideration within five (5) days following the Closing.  The Escrow Representative shall have the right to present each Debt Holder’s original note at Closing for immediate payment of the Closing Debt Consideration, and in such event, shall be entitled to receive payment for each Debt Holder named therein.

(c)          Lost, Stolen or Destroyed Certificates.  In the event that any Certificates shall have been lost, stolen or destroyed, Cybex shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable to such holder pursuant to Section 2.2 hereof; provided, however, that Cybex may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, Cybex or Surviving Corporation with respect to the Certificates alleged to have been lost, stolen or destroyed.

(d)           No Further Ownership Rights.  All cash paid upon the surrender for exchange of Certificates and notes in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Exchanging Shares or Target convertible debt theretofore evidenced by such Certificates or notes.  After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Target Stock, which were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates or convertible debt instruments are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II, except as otherwise provided by law.

(e)           No Liability.  None of Parent, Cybex, Subsidiary or Target shall be liable to any person in respect of any Merger Consideration or Debt Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.  If any Certificates or convertible debt instruments shall not have been surrendered prior to seven years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration or Debt Consideration would otherwise escheat to or become the property of any governmental entity), any such Merger Consideration or Debt Consideration shall be deemed abandoned and shall escheat under applicable law.

2.6           Target Shareholders’ Dissenters’ Rights.

(a)           Notwithstanding any provision of this Agreement to the contrary, any shares of Target Stock held by a holder who has exercised and perfected dissenters’ rights for such shares in accordance with the Alabama Law and who, as of the Effective Time of the Merger, has not effectively withdrawn or lost such dissenters’ rights (“Target Dissenting Shares”), shall not be converted into or represent a right to receive the Merger Consideration, but the holder thereof shall only be entitled to such rights as are granted by the Alabama Law.

(b)           Notwithstanding the provisions of subsection (a), if any holder of Target Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) his or her dissenters’ rights, then, as of the later of the Effective Time or the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive the Merger Consideration, without interest thereon, upon surrender of the Certificates representing such shares in accordance with this Article II.

(c)           Target shall give Cybex (1) prompt notice of any written demand for payment received by Target pursuant to the applicable provisions of the Alabama Law and (2) the opportunity to participate in all negotiations and proceedings with respect to such demands.  Target shall not, except with the prior written consent of Cybex, voluntarily make any payment with respect to any such demands or offer to settle or settle any such demands.  All amounts of Merger Consideration which, except for the exercise of dissenters’ rights, would be due to the Dissenting Shares shall be held by Cybex and contributed to the payment of fair value in respect of the Dissenting Shares.

(d)           Target Dissenting Shares, if any, after payment of fair value in respect thereto have been made to dissenting shareholders of Target pursuant to the Alabama Law, shall be canceled.

2.7           Taking of Necessary Action; Further Action.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Target, the officers and directors of Target will take all such lawful and necessary action.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Subsidiary, the officers and directors of Subsidiary will take all such lawful and necessary action.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF TARGET

                Target represents and warrants to Parent and Cybex, subject to the exceptions specifically disclosed in writing in the disclosure schedules supplied by Target to Cybex (the “Disclosure Schedules”), that the statements in this Article III are true.  The Disclosure Schedules shall be arranged in sections and paragraphs corresponding to the numbered sections and paragraphs (and subparagraphs) contained in this Article III, and the disclosure in any paragraph shall qualify only the corresponding Section or paragraph in this Article III or other sections to which it is clearly apparent (from a plain reading of the disclosure or by cross reference) that such disclosure relates.  All references to this Article III or to any Section or provision hereof shall be deemed to include all Disclosure Schedules related thereto.

3.1           Organization of Target.

(a)           Target is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation; has the corporate power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted and as proposed to be conducted; and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect (as defined in Section 9.3) on Target.

(b)           Target has no subsidiaries. Target has an equity interest in and is a member of CyCom, LLC, and such equity interest is owned by Target, free and clear of all liens, pledges, charges, encumbrances, security interests, claims and options of any nature (collectively, “Liens”). Such interest is described on Section 3.1(b) of the Disclosure Schedules. Except for such CyCom equity interest, Target owns no other equity securities, partnership interests, joint venture interests, or similar ownership interests or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests, joint venture interests or similar ownership interests.

(c)           Target has delivered or made available to Cybex a true and correct copy of the Articles of Incorporation and Bylaws of Target, each as amended to date, and each such instrument is in full force and effect.  Except as set forth in Section 3.1(c) of the Disclosure Schedules, Target is not in violation of any of the provisions of its Articles of Incorporation or Bylaws or equivalent governing instruments.

3.2           Target Capital Structure.  The authorized capital stock of Target consists of 10,000,000 shares of Common Stock, par value $0.01 per share, of which there were 2,500,000 shares issued and outstanding as of the date hereof, and 2,700,000 shares of Preferred Stock, of which 1,200,000 shares are designated as Series A Preferred Stock, par value $0.01 per share, of which there were 1,038,000 shares issued and outstanding as of the date hereof.  All outstanding shares of Target Stock are duly authorized, validly issued, fully paid and nonassessable and, except as set forth on Schedule 3.2 of the Disclosure Schedules, are not subject to preemptive rights created by statute, the Articles of Incorporation or Bylaws of Target or any agreement or document to which Target is a party or by which it is bound.  As of July 12, 2002, Target had reserved an aggregate of 1,500,000 shares of Target Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors pursuant to the Target Plan (including, without limitation, the options issued to non-employee directors with respect to their attendance at meetings of Target’s Board of Directors), under which options are outstanding to purchase an aggregate of 925,000 shares (of which the option to purchase 500,000 shares granted to Shatas Partners, Ltd. shall be canceled at  Closing upon payment of the Closing Merger Consideration) and under which 575,000 shares are available for grant as of the date hereof. The representations in this Section 3.2 as to the number of issued and outstanding shares of Target Stock and as to the number of options to purchase Target Stock may be changed to reflect the options issued to non-employee directors in connection with their attendance at meetings of Target’s Board of Directors. All shares of Target Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. All of the issuances, sales, transfers, and purchases of securities of Target have been in compliance with all agreements to which Target is a party and all applicable laws, including without limitation, the requirements of the federal securities laws and any applicable state securities or “blue sky” laws except as described on Schedule 3.2 of the Disclosure Schedules.  Section 3.2 of the Disclosure Schedules lists each outstanding option to acquire shares of Target Common Stock at July 12, 2002, the name of the holder of such option, the number of shares subject to such option, the exercise price of such option, the number of shares as to which such option will have vested at such date, the vesting schedule for such option and whether the exerciseability of such option will be accelerated in any way by the transactions contemplated by this Agreement or for any other reason, and indicate the extent of acceleration, if any.

3.3           Obligations With Respect to Capital Stock.  Except as set forth in Section 3.2, there are no equity securities, partnership interests or similar ownership interests of any class of Target capital stock, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests issued, reserved for issuance or outstanding.  Except as set forth in Section 3.2, there are no options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Target or any of its subsidiaries is a party or by which it is bound obligating Target to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition, of any shares of capital stock of Target or obligating Target to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, partnership interest or similar ownership interest, call, right, commitment or agreement.  There are no registration rights and, to the knowledge of Target, there are no voting trusts, proxies or other agreements or understandings with respect to any equity security of any class of Target, in all events except as contemplated by this Agreement.  Target has no outstanding stock appreciation rights, phantom stock or similar rights.

3.4           Authority; No Conflict.

(a)           Target has all requisite corporate power and authority to enter into this Agreement.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Target, subject only to the approval and adoption of this Agreement, the approval of the Merger by Target’s Shareholders and the filing and recordation of the Articles of Merger pursuant to Alabama Law and such other conditions as are set forth herein.  This Agreement has been duly executed and delivered by Target and, assuming the due authorization, execution and delivery by Parent, constitutes the valid and binding obligation of Target, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.  Assuming completion of the conditions to Closing and the performance of certain other agreements prior to Closing, the execution and delivery of this Agreement by Target does not, and the performance of this Agreement by Target will not (i) conflict with or violate the Articles of Incorporation or Bylaws of Target, (ii) subject to obtaining the approval and adoption of this Agreement and the approval of the Merger by Target’s Shareholders as contemplated in Section 6.1 and compliance with the requirements set forth in Section 3.4(b) below, conflict with or violate any law, rule, regulation, order, judgment, injunction or decree applicable to Target or by which its or any of its properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Target’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Target pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, authorization, consent, approval, franchise or other instrument or obligation to which Target is a party or by which Target or its properties are bound or affected, except to the extent such conflict, violation, breach, default, impairment or other effect could not, in the case of clause (ii) or (iii), individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target.

(b)           Except as set forth on Schedule 3.4(b) of the Disclosure Schedules or otherwise as agreed among the parties hereto, no consent, approval, order or authorization of, or registration, declaration or filing with any federal, state or local government or any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (“Governmental Entity”) is required by or with respect to Target in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Articles of Merger with the Secretary of State of Alabama and (ii)  such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not be material to Target or Parent or have a Material Adverse Effect on the ability of the parties to consummate the Merger.

3.5           Target Financial Statements.

(a)           True and complete copies of (i) the audited consolidated balance sheet of the Target as of December 31, 2001 (the “Target Balance Sheet”), and the related unaudited statements of income, changes in stockholders’ equity and cash flows for the year ended December 31, 2001, together with all related notes and schedules thereto (together with the Target Balance Sheet the “2001 Financial Statements”), and (ii) the unaudited consolidated balance sheet of the Target as of May 31, 2002 (the “Interim Balance Sheet”) and the related statements of income and cash flows and changes in stockholders’ equity of Target for the five months ended May 31, 2002 (collectively the “Interim Financial Statements” and together with the 2001 Financial Statements the “Target Financials”) are attached as Section 3.5 of the Disclosure Schedules. Except as set forth in Section 3.5 of the Disclosure Schedules, the Target Financials (including, in each case, the notes thereto) were prepared in all material aspects in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by GAAP), and each fairly present, in all material respects, the consolidated financial position of the Target as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted

therein (except such unaudited statements are subject to normal and recurring year-end adjustments, which are not and are not expected, individually or in the aggregate, to have a Material Adverse Effect on the Target, and do not contain footnotes and except for items that are a result of elections, actions, or transactions taken by the Parent, its subsidiaries and/or affiliated entities after the Effective Time, including, but not limited to, any elections, actions or transactions in which the Taxes of the Target are changed and any adjustments that are made or required to be made by such changes in the Taxes and the assumption of the Target Options and the conversion and/or substitution of Parent options for such Target Options, as provided in this Agreement).

(b)           Except as set forth in Section 3.5 of the Disclosure Schedules, there are no debts, liabilities, or obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable (“Liabilities”) of Target, other than Liabilities (i) reflected or reserved against on the Interim Financial Statements, (ii) in an aggregate amount not exceeding $500,000 incurred since May 31, 2002 in the ordinary course of business, consistent with the past practice of Target, and (iii) future obligations under contracts or agreements to which Target is a party.  Except as set forth in Section 3.5 of the Disclosure Schedules, reserves are reflected on the Interim Financial Statements and on the books of account and other financial records of Target against all Liabilities of Target in amounts that have been established on a basis consistent with the past practice of Target and in accordance with GAAP. Except as set forth in Section 3.5 of the Disclosure Schedules, there are no outstanding warranty claims against Target, and Target has not granted the distributors of its products any return rights, other than those provided in its reseller or distribution agreements.

3.6           Absence of Certain Changes or Events.  Since the date of the Target Balance Sheet, the business of Target has been carried on only in the ordinary and usual course.  Except as described on Schedule 3.6 of the Disclosure Schedules:

(a)           since May 31, 2002, there has not been any Material Adverse Effect on Target and no event has occurred and no fact or set of circumstances has arisen which has resulted in or could reasonably be expected to result in a Material Adverse Effect on Target,

(b)           since December 31, 2001, there has not been any material change by Target in its accounting methods, principles or practices, except as required by concurrent changes in GAAP,

(c)           since December 31, 2001, there has not been any revaluation by Target of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business,

(d)           since May 31, 2002, no material customer or supplier of Target has threatened Target to alter materially and adversely its relationship with Target,

(e)           since May 31, 2002, there has not been any agreement by Target to waive or release of any material right or claim (including without limitation to any write off or other compromise of any material account receivable) outside of the ordinary course of business consistent with past practice,

(f)            since May 31, 2002, Target has not paid or satisfied any material obligation or liability (absolute, accrued, contingent or otherwise) other than (i) liabilities shown in the Target

Financials or (ii) liabilities incurred in the ordinary course of business, which payment or satisfaction would have a Material Adverse Effect on Target,

(g)           since May 31, 2002, Target has not increased or established any reserve for taxes or any other liability on its books or otherwise provided therefor which would have a Material Adverse Effect on Target, except as may have been required due to income or operations of Target,

(h)           since May 31, 2002, Target has not sold, transferred, mortgaged, pledged or subjected to any lien, charge or other encumbrance any of its assets which are material to its business or financial condition, other than in the ordinary course of business,

(i)            since May 31, 2002, Target has not granted any increase in salary payable or to become payable by Target to any officer or employee, consultant or agent, or by means of any bonus or pension plan, contract or other commitment, increased the compensation of any officer, employee, consultant or agent.

3.7           Taxes.

(a)           Definition of Taxes.  For the purposes of this Agreement, “Tax” or “Taxes” refers to any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

(b)           Tax Returns and Audits.

(i)    Target has timely filed (or obtained an extension therefor) all federal, state, local and foreign returns, estimates, information statements and reports (“Returns”) relating to Taxes required to be filed by Target, which returns are due before the Effective Time, with any Tax authority, other than taxes which may be incurred as a result of any election made, or post-Closing transaction engaged in, by Parent or Cybex, which causes a Tax to be incurred by Target.  Target has paid all Taxes shown to be due on such Returns as are due prior to the Effective Time or have reserved for Taxes incurred as of the Effective Time.

(ii)   Target as of the Effective Time will have withheld with respect to its employees all federal and state income taxes, Taxes pursuant to the Federal Insurance Contribution Act, Taxes pursuant to the Federal Unemployment Tax Act and other Taxes, all of which are required to be withheld prior to the Effective Time.

(iii)  Target has not been delinquent in the payment of any Tax nor is there any Tax deficiency outstanding, proposed or assessed against Target, nor has Target executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(iv)     To the knowledge of Target, no audit or other examination of any Return of Target by any Tax authority is presently in progress, nor has Target been notified of any request for such an audit or other examination.

(v)      No adjustment relating to any Returns filed by Target has been proposed in writing formally or informally by any Tax authority to Target or any representative thereof.

(vi)     Except as set forth in Section 3.7(b) of the Disclosure Schedules, Target has no liability for any unpaid Taxes which has not been accrued for or reserved on the Target Balance Sheet in accordance with GAAP, whether asserted or unasserted, contingent or otherwise, other than any liability for unpaid Taxes that as of the Effective Time are not subject to accrual, may have accrued since the date of the Target Balance Sheet in connection with the operation of the business of Target in the ordinary course or are a result of elections, actions or transactions taken by the Parent or its subsidiaries and/or affiliated entities after the Effective Time, including, but not limited to, any elections, actions or transactions in which the Taxes of Target are changed and any adjustments that are made or required to be made by such changes in the Taxes and by the assumption of the Target Options and the conversion and/or substitution of Parent options for such Target Options, as provided in this Agreement.

(vii)      Except as set forth on Schedule 3.7 of the Disclosure Schedules, there is no contract, agreement, plan or arrangement to which Target is a party as of the date of this Agreement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Target that, individually or collectively, would reasonably be expected to give rise to the payment of any amount as a result of the Merger that would not be deductible pursuant to Sections 404 or 162(m) of the Code.  There is no contract, agreement, plan or arrangement to which Target is a party or by which it is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

(viii)     Target has not filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by Target.

(ix)     Target is not a party to and has no obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement.

(x)      None of Target’s assets are tax exempt use property within the meaning of Section 168(h) of the Code.

(xi)     Target was not a “distributing corporation” or a “controlling corporation” in a distribution of stock to which Section 355 of the Code applied and that occurred within two years before the date of this Agreement or as part of a plan or series of transactions that includes the Merger.

3.8        Intellectual Property.  For the purposes of this Agreement, the following terms have the following definitions:

                “Intellectual Property” shall mean any or all of the following and all rights in, arising out of, or associated therewith:  (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv)  all industrial designs and any registrations and applications therefor throughout the world; (v)  all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all databases and data collections and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world; and (viii) any similar or equivalent rights to any of the foregoing anywhere in the world.

                “Target Intellectual Property” shall mean any Intellectual Property that is owned by, or exclusively licensed to, Target.

                “Registered Intellectual Property” means all United States, international and foreign:  (i) patents and patent applications (including provisional applications); (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; and (iv)  any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

                “Target Registered Intellectual Property” means all of the Registered Intellectual Property owned by, or filed in the name of, Target.

(a)           Set forth in Section 3.8(a) of the Disclosure Schedules is a complete and accurate list of all Target Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Target Registered Intellectual Property has been issued or registered.

(b)           Except as set forth in Section 3.8(b) of the Disclosure Schedules, no Target Intellectual Property or product or service of Target is subject to any proceeding or outstanding decree, order, judgment, contract, license, agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by Target, or which may affect the validity, use or enforceability of such Target Intellectual Property.

(c)           Except as set forth on Schedule 3.8(c) of the Disclosure Schedules, Target owns and has good and exclusive title to, or has licensed (sufficient for the conduct of its business as currently conducted and as proposed to be conducted), each material item of Target Intellectual Property or other Intellectual Property used by Target free and clear of any lien or encumbrance (excluding licenses and related restrictions); and except as set forth on Schedule 3.8(c) of the Disclosure Schedules, Target is the exclusive owner of all trademarks and trade names used in connection with the operation or conduct of the business of Target, including the sale of any products or the provision of any services by Target.

(d)           Except as set forth on Schedule 3.8(d) of the Disclosure Schedules, Target owns exclusively or has licensed (sufficient for the conduct of its business as currently conducted and as proposed to be conducted), and has good title to, all copyrighted works that are Target products or which Target otherwise expressly purports to own, except for those copyrighted works the failure of which to own or have licensed would not have a Material Adverse Effect on Target.

(e)           Except as set forth on Schedule 3.8(e) of the Disclosure Schedules, to the extent that any material Intellectual Property has been developed or created by a third party for Target, Target has a written agreement with such third party with respect thereto and Target thereby either (i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained a license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all such third party’s Intellectual Property in such work, material or invention by operation of law or by valid assignment, to the fullest extent it is legally possible to do so.

(f)            Except as set forth in Schedule 3.8(f) of the Disclosure Schedules, Target has not transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is or was material Target Intellectual Property, to any third party.

(g)           To the knowledge of Target, the operation of the business of Target as such business currently is conducted, including Target’s design, development, manufacture, marketing and sale of the products or services of Target (including products currently under development) has not, does not and will not infringe or misappropriate the Intellectual Property of any third party or constitute unfair competition or trade practices under the laws of any jurisdiction.

(h)           Except as set forth in Section 3.8(h) of the Disclosure Schedules, Target has not received any notice from any third party that the operation of the business of Target or any act, product or service of Target, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

(i)            To the knowledge of Target, no person has or is infringing or misappropriating any Target Intellectual Property.

(j)            Except as set forth on Schedule 3.8(j) of the Disclosure Schedules, Target has taken reasonable steps to protect Target’s rights in Target’s confidential information and trade secrets that it wishes to protect and any trade secrets or confidential information of third parties provided to Target, and, without limiting the foregoing, except as set forth on Schedule 3.8(j) of the Disclosure Schedules, Target has and enforces a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement substantially in the form provided to Cybex, and except as set forth on Schedule 3.8(j) of the Disclosure Schedules, all current and former employees and contractors of Target have executed such an agreement, except where the failure to do so is not reasonably expected to be material to Target.

3.9           Compliance; Permits; Restrictions.

(a)          Except as set forth on Schedule 3.9(a) to the Disclosure Schedules, Target is not, in any material respect, in conflict with, or in default or violation of (i) any law, rule, regulation, order, judgment or decree applicable to Target or by which its or its properties is bound or affected, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Target is a party or by which Target or any of its respective properties is bound or affected.  Except as set forth on Schedule 3.9(a) to the Disclosure Schedules, to the knowledge of Target, no investigation or review by any Governmental Entity is pending or threatened against Target, nor has any Governmental Entity indicated an intention to conduct the same.  There is no material agreement, judgment, injunction, order or decree binding upon Target which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Target, any acquisition of material property by Target or the conduct of business by Target as currently conducted.

(b)           Except as set forth on Schedule 3.9(a) to the Disclosure Schedules, Target has in effect all authorizations, certificates, filings, franchises, notices, rights, permits, licenses, variances, exemptions, orders and approvals from Governmental Entities which are material to the operation of the business of Target including all authorizations under Environmental Laws (as defined in Section 3.15) (collectively, the “Target Permits”).  Target is in compliance in all material respects with the terms of the Target Permits.

3.10         Litigation.  Except as set forth on Schedule 3.10 of the Disclosure Schedules, as of the date of this Agreement, there is no action, suit, proceeding, claim, arbitration or investigation pending, or as to which Target has received any notice of assertion nor, to Target’s knowledge, is there a threatened action, suit, proceeding, claim, arbitration or investigation against Target which reasonably would be likely to be material to Target, or which in any manner challenges or seeks to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.

3.11         Brokers’ and Finders’ Fees.  Except as set forth in Section 3.11 of the Disclosure Schedules, Target has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

3.12         Employee Benefit Plans.  Except as set forth in Section 3.12 to the Disclosure Schedules, Target has neither established nor maintains nor is obligated to make contributions to or under or otherwise participate in (i) any bonus or other type of incentive compensation plan, program, agreement, policy, commitment, contract or arrangement (whether or not set forth in a written document), (ii) any pension, profit-sharing, retirement or other plan, program or arrangement, or (iii) any other employee benefit plan, fund or program, including, but not limited to, those described in Section 3(3) of the Employee Retirement Income Security Act of 1976, as amended (“ERISA”).  All such plans (individually, a “Plan” and collectively, the “Plans”) have been operated and administered in all material respects in accordance with, as applicable, ERISA, the Code, Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act of 1967, as amended, the Age Discrimination in Employment Act of 1967, as amended, and the related rules and regulations adopted by those federal agencies responsible for the administration of such laws.  No act or failure to act by Target has resulted in a “prohibited transaction” (as defined in ERISA) with respect to the Plans that is not subject to a statutory or regulatory exception.  No “reportable event” (as defined in ERISA) has occurred with respect to any of the Plans which is subject to Title IV of ERISA.  Target has not previously made, is not currently making, and is not obligated in any way to make, any contributions to any multi-employer plan within the meaning of the Multi-Employer Pension Plan Amendments Act of 1980.

3.13         Title to Property. Except as set forth on Schedule 3.13 of the Disclosure Schedules and as provided in Section 3.8 hereof, Target has good and valid title to, or valid leasehold interests in, all its material properties and assets except for such as are no longer used or useful in the conduct of its businesses or as have been disposed of in the ordinary course of business and except for defects in title, easements, restrictive covenants and similar encumbrances that individually or in the aggregate would not materially interfere with the ability of Target to conduct its business as currently conducted.  Except as set forth on Schedule 3.13 of the Disclosure Schedules and as provided in Section 3.8 hereof, all such material assets and properties, other than assets and properties in which Target has a leasehold interest, are free and clear of all Liens except for Liens that (a) are created, arise or exist under or in connection with any of the contracts or other matters referred to in the Disclosure Schedules, (b) relate to any taxes or other governmental charges or levies that are not yet due and payable, (c) relate to, or are created, arise or exist in connection with, any legal proceeding that is being contested in good faith, or (d) individually or in the aggregate would not materially interfere with the ability of Target to conduct their business as currently conducted and would not materially and adversely impact the transferability, financeability, ownership, leasing, use, development or occupancy of any such properties or assets (“Permitted Liens”).  Target owns no real property (“Owned Real Property”).  Target has complied in all material respects with and is not in default under the terms of all material leases to which it is a party, and all such leases are in full force and effect.  To the knowledge of Target, no party to any material lease is in default of such lease and, to the knowledge of Target, there exists no event or circumstance with respect to such lease which with the giving of notice or the passage of time, or both, would constitute a default by any party to such lease.

3.14         Title Insurance.    [Intentionally Deleted.]

3.15         Environmental Matters. The term “Hazardous Material” means any material or substance that is prohibited or regulated by any Environmental Law or that has been designated by any Governmental Entity to be radioactive, toxic, hazardous or otherwise a danger to health, reproduction or the environment.  The term “Environmental Laws” means all applicable laws, rules, regulations, orders, treaties, statutes, and codes promulgated by any Governmental Entity which prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”), the Resource Conservation and Recovery Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act, the Clean Water Act, comparable laws, rules, regulations, orders, treaties, statutes, and codes of other Governmental Entities, the regulations promulgated pursuant to any of the foregoing, and all amendments and modifications of any of the foregoing, all as amended to date.    The term “Environmental Permit” means any approval, permit, license, clearance, registration or consent required to be obtained from any private person or any Governmental Entity with respect to an activity involving Hazardous Materials which is or was conducted by Target. Target (a) is in compliance in all material respects with all applicable Environmental Laws, (b) holds all Environmental Permits material to the conduct of Target’s business, and (c) is in compliance in all material respects with its Environmental Permits. Target has not received any written request for information, or been notified that it is a potentially responsible party, under CERCLA or any similar law of any state, locality, or any other jurisdiction. Target has not entered into or agreed to any consent decree or order or is subject to any judgment, decree, or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and, to the knowledge of Target, no investigation, litigation or other proceeding is pending or threatened with respect thereto.

3.16         Labor Matters. Except as set forth on Schedule 3.16 of the Disclosure Schedules, there are no disputes or claims pending or, to the knowledge of Target, threatened, between Target and any of its employees. As of the date of this Agreement, Target is not a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Target nor does Target know of any activities or proceedings of any labor union to organize any such employees. As of the date of this Agreement, Target has no knowledge of any strikes, slowdowns, work stoppages or lockouts, or threats thereof, by or with respect to any employees of Target.

3.17         Agreements, Contracts and Commitments.   Except as set forth on Schedule 3.17 of the Disclosure Schedules, Target is not a party to or is bound by:

(a)           any employment or consulting agreement, contract or commitment with any officer or director or higher level employee or member of Target’s Board of Directors, other than those that are terminable by Target on no more than thirty (30) days’ notice without liability or financial obligation to Target;

(b)           any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(c)           any agreement of indemnification or any guaranty other than any agreement of indemnification entered into in connection with the sale or license of computer or communications hardware products in the ordinary course of business;

(d)           any agreement, contract or commitment containing any covenant limiting in any respect the right of Target to engage in any line of business, conduct business in any geographical area or to compete with any person or granting any exclusive distribution rights;

(e)           any agreement, contract or commitment currently in force relating to the disposition or acquisition by Target after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which Target has any material ownership interest in any corporation, partnership, joint venture or other business enterprise;

(f)            any dealer, distributor, joint marketing or development agreement currently in force under which Target has continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of ninety (90) days or less, or any material agreement pursuant to which Target has continuing material obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by Target and which may not be canceled without penalty upon notice of ninety (90) days or less;

(g)           any agreement, contract or commitment currently in force to provide source code to any third party for any product or technology that is material to Target;

(h)           any agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any Target product, service or technology or any agreement, contract or commitment currently in force to sell or distribute any Target products, service or technology except agreements with distributors or sales representative in the normal course of business cancelable without penalty upon notice of ninety (90) days or less and substantially in the form previously provided to Parent;

(i)            any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

(j)            any settlement agreement entered into within five (5) years prior to the date of this Agreement; or

(k)           any other agreement, contract or commitment that has a value of $50,000 or more individually.

                Except as set forth on Schedule 3.17 of the Disclosure Schedules, Target is not, and to Target’s knowledge no other party to a Target Contract (as defined below), is (or with nothing more than notice and/or the passage of time will be) in breach, violation or default under, and Target has not received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Target is a party or by which it is bound that are required to be disclosed in the Disclosure Schedules (any such agreement, contract or commitment, a “Target Contract”) in such a manner as would permit any other party to cancel or terminate any such Target Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).  Each Target Contract  is in full force and effect, and is a legal, valid and binding obligation of Target and, to the knowledge of Target, each of the other parties thereto, enforceable in accordance with its terms, except (a) that the enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) and (b) as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect on Target.

3.18         Board Approval.  The Board of Directors of Target has, as of the date of this Agreement, determined (a) that the Merger is fair to, advisable and in the best interests of Target and its shareholders (the “Target Shareholders”), and (b) to recommend that the Target Shareholders approve and adopt this Agreement and approve the Merger.

3.19         State Takeover Statutes.  The Board of Directors of Target has taken all action necessary to ensure that any restrictions on business combinations contained in Alabama Law (if any such restrictions exist and pertain to the transaction contemplated by this Agreement) will not apply to the Merger and the other transactions contemplated by this Agreement.

3.20         Affiliate Transactions.  Except as disclosed on Section 3.20 to the Disclosure Schedules, Target is not indebted for money borrowed, either directly or indirectly, from any of its officers, directors, or any Affiliate (as defined below), in any amount whatsoever; nor are any of its officers, directors, or Affiliates indebted for money borrowed from Target, nor are there any transactions of a continuing nature between Target and any of its officers, directors, or Affiliates (other than by or through the regular employment thereof by Target) not subject to cancellation which will continue beyond the Effective Time, including use of Target’s assets for personal benefit with or without adequate compensation.  As used herein, the term “Affiliate” shall mean any Person (as defined below) that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified.  As used in the foregoing definition, the term (i) “control” shall mean the power through the ownership of voting securities, contract, or otherwise to direct the affairs of another Person and (ii) “Person” shall mean an individual, firm, trust, association, corporation, limited liability company, partnership, government (whether federal, state, local or other political subdivision, or any agency or bureau of any of them) or other entity.

3.21         Disclosure.  Neither this Agreement, nor any Schedule or Exhibit hereto, nor the Private Placement Memorandum of Target, dated May 31, 2001, or any amendments or supplements thereto (as amended, the “Private Placement Memorandum”) as of the applicable date thereof, contains an untrue statement of a material fact or omits a material fact necessary to make the statements contained herein or therein not misleading. There is no fact which Target has not disclosed to the Parent or Cybex and their counsel in writing and of which Target has knowledge which materially and adversely affects or could materially and adversely affect the business, prospects, financial condition, operations, property or affairs of Target.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT, CYBEX AND SUBSIDIARY

Parent, Cybex and Subsidiary represent and warrant to Target that the statements in this Article IV are true.

4.1           Organization.   Each of Parent, Cybex and Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation; has the corporate power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted and as proposed to be conducted; and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect (as defined in Section 9.3) on Parent.

4.2           Authority; No Conflict.

(a)           Each of Parent, Cybex and Subsidiary has all requisite corporate power and authority to enter into this Agreement.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent, Cybex and Subsidiary.  This Agreement has been duly executed and delivered by Parent, Cybex and Subsidiary, and assuming the due authorization, execution and delivery by Target, constitutes the valid and binding obligation of Parent, Cybex and Subsidiary, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.  The execution and delivery of this Agreement by Parent, Cybex and Subsidiary does not, and the performance of this Agreement by Parent, Cybex and Subsidiary will not (i) conflict with or violate the Charter or Articles of Incorporation or bylaws of Parent, Cybex or Subsidiary;  (ii) subject to obtaining the approval and adoption of this Agreement and the approval of the Merger by the Target Shareholders as contemplated in Section 6.1 and compliance with the requirements set forth in Section 4.2(b) below, conflict with or violate any law, rule, regulation, order, judgment, injunction or decree applicable to Parent, Cybex or the Subsidiary or by which its or any of their respective properties is bound or affected; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent’s, Cybex’s, or Subsidiary’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Parent or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, authorization, consent, approval, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties are bound or affected, except to the extent such conflict, violation, breach, default, impairment or other effect could not, in the case of clause (ii) or (iii), individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

(b)           No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required by or with respect to Parent, Cybex, or Subsidiary in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Articles of Merger with the Secretary of State of Alabama, and (ii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not be material to Parent or Target or have a Material Adverse Effect on the ability of the parties to consummate the Merger.

4.3           Brokers’ and Finders’ Fees.  Neither Parent nor Cybex has incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated thereby.

4.4           CyCom Contracts. Neither Parent, nor any of its subsidiaries, nor to Parent’s knowledge any other party to a contract with CyCom, LLC (individually a “CyCom Contract” and collectively the “CyCom Contracts”), is (or with nothing more than notice and/or the passage of time will be) in breach, violation, or default under, and neither Parent nor any of its subsidiaries has received written notice that it has breached, violated, or defaulted under, any of the material terms or conditions of the CyCom Contracts in a manner that would permit any other party to cancel or terminate any such CyCom Contract or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations, or defaults, in the aggregate).

ARTICLE V
CONDUCT PRIOR TO THE EFFECTIVE TIME

5.1           Conduct of Business.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Target (which for the purposes of this Article V shall include Target) agrees, except (i) as provided in Article V of the Disclosure Schedules, or (ii) to the extent that Cybex shall otherwise consent in writing, to carry on its business diligently and in accordance with good commercial practice and to carry on its business in the ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has business dealings.  In furtherance of the foregoing and subject to applicable law, Target agrees to confer with Cybex, as promptly as practicable, prior to taking any material actions or making any material management decisions with respect to the conduct of business.  In addition, except as provided in Article V of the Disclosure Schedules, without the prior written consent of Cybex, Target shall not do any of the following:

(a)           Waive any stock repurchase rights, accelerate, amend or change the period of exerciseability of options or restricted stock granted under any employee, consultant or director stock plans or authorize cash payments in exchange for any options granted under any of such plans; provided, however that Target may amend such plans and stock option agreements to (i) allow for the substitution of nonqualified stock options for incentive stock options, (ii) disclose the tax issues regarding such substitution, (iii) require the waiver of the right to exercise Target Options prior to the Closing, (iv) allow for the assumption of the Target Options by Parent, and (v) allow for vesting of the Target Options to occur under Section 10.1(a) of the Target Plan as if  Target were not the Surviving Corporation in the Merger.

(b)           Enter into any material partnership arrangements, joint development agreements or strategic alliances;

(c)           Grant any severance or termination pay to any officer or employee except pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in the Disclosure Schedules, or adopt any new severance plan or amend or modify or alter in any manner any severance plan, agreement or arrangement existing on the date hereof;

(d)           Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Intellectual Property, or enter into grants to transfer or license to any person future patent rights, other than in the ordinary course of business, or amend or modify or alter in any manner any severance plan, agreement or arrangement existing on the date hereof;

(e)           Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(f)            Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Target, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

(g)           Issue, deliver, sell, authorize, pledge or otherwise encumber or propose any of the foregoing with respect to any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance, delivery and/or sale of shares of Target Common Stock pursuant to the exercise of stock options therefor outstanding as of the date of this Agreement;

(h)           Cause, permit or propose any amendments to any charter document or Bylaw;

(i)            Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Target or enter into any joint ventures, strategic partnerships or alliances, other than in the ordinary course of business consistent with past practice;

(j)            Sell, lease, license, encumber or otherwise dispose of any properties or assets except (i) sales of inventory in the ordinary course of business consistent with past practice and (ii) the sale, lease or disposition (other than through licensing) of property or assets which are not material, individually or in the aggregate, to the business of Target;

(k)           Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Target enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables consistent with past practice or (ii) pursuant to existing credit facilities in the ordinary course of business;

(l)            Except as provided in Section 5.1(a), adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will”), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants;

(m)          Make any individual or series of related payments outside of the ordinary course of business in excess of $10,000 individually or $25,000 in the aggregate (with a series of related payments being treated for this purpose as a single payment);

(n)           Except in the ordinary course of business consistent with past practice, modify, amend or terminate any material contract or agreement to which Target is a party or waive, delay the exercise of, release or assign any material rights or claims thereunder;

(o)           Enter into or materially modify any contracts, agreements or obligations relating to the distribution, sale, license or marketing by third parties of Target’s products, as the case may be, or products licensed by Target;

(p)           Revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices;

(q)           Incur or enter into any agreement or commitment outside of the ordinary course of business in excess of $10,000 individually or $25,000 in the aggregate (with a series of related agreements and or commitments being treated for this purpose as a single agreement or commitment);

(r)            Hire any employee with an annual compensation level in excess of $50,000;

(s)           Pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business;

(t)            Make any grant of exclusive rights to any third party; or

(u)           Agree in writing or otherwise to take any of the actions described in Section 5.1 (a) through (t) above.

ARTICLE VI
ADDITIONAL AGREEMENTS

6.1           Meeting of Shareholders; Rescission.

(a)           Promptly after the approval of the Merger and this Agreement by the Board of Directors of Parent, but in no event later than five (5) business days after such approval, Target shall deliver to the Target Shareholders (i) notice of a special meeting of Target Shareholders (the “Target Shareholders Notice”) to be held no later than August 20, 2002 to vote on the Merger, this Agreement and the transactions contemplated herein; and (ii) an information statement (together with any amendments thereof or supplements thereto, the “Information Statement”) relating to the action of the Target Shareholders to adopt this Agreement and approve the Merger. The Information Statement shall include the recommendation of the Board of Directors of Target to the Target Shareholders in favor of adoption of the Agreement and approval of the Merger. The Information Statement shall not, at the time it is first mailed to the Shareholders or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No material amendment or supplement to the Information Statement will be made by Target without the approval of Parent or Cybex. Target will take all action necessary in accordance with Alabama Law and its Articles of Incorporation and Bylaws to convene the Target Shareholders’ meeting, for the purpose of voting upon this Agreement and the Merger.  Target will take all action necessary or advisable to secure the vote or consent of the Target Shareholders required by Alabama Law and all other applicable legal requirements to obtain such approvals. At least two-thirds (2/3) of the outstanding shares of the Target Common Stock and the Target

Preferred Stock shall vote together as a single class in favor of the approval of this Agreement and the Merger.

(b)           The Board of Directors of Target shall unanimously recommend that Target’s Shareholders vote in favor of and adopt and approve this Agreement and the Merger at the Target Shareholders’ meeting and neither the Board of Directors of Target, nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent or Cybex, the unanimous recommendation of the Board of Directors of Target that the Target Shareholders vote in favor of and adopt and approve this Agreement and approve the Merger.  For purposes of this Agreement, such recommendation of the Board of Directors shall be deemed to have been modified in a manner adverse to the Parent or Cybex if such recommendation shall no longer be unanimous.

(c)           Contemporaneously with the delivery of the Target Shareholder Notice, Target shall deliver to the current and former shareholders of Target the Rescission Offer made in accordance with Section 8-6-19(f) of the Alabama Securities Act. The Rescission Offer shall provide that each Target Shareholder shall have thirty (30) days from receipt of the Rescission Offer to accept the Rescission Offer but in no event will any acceptance be effective until the earlier of (i) the Closing Date or (ii) thirty days after receipt of the Rescission Offer.  At the Closing, any Exchanging Shareholder, who has not previously rejected the Rescission Offer, shall be entitled to receive the Merger Consideration in accordance with Section 2.1(c), provided such Exchanging Shareholder acknowledges in writing that the Rescission Offer is still open and agrees that if such Exchanging Shareholder accepts the Rescission Offer after the Closing and after receipt of the Closing Merger Consideration, such Exchanging Shareholder (defined herein as the “Rescinding Shareholder”) shall promptly remit to the Surviving Corporation the amount by which the Closing Merger Consideration and any other consideration received in connection with the transactions contemplated herein exceeds (the “Excess Consideration”) the amount to which such Rescinding Shareholder is entitled to receive in the Rescission Offer.  Promptly after the receipt of an acceptance of the Rescission Offer from a Rescinding Shareholder, Parent shall deliver a written notice to the Escrow Agent of such acceptance and request transfer to Parent of such Rescinding Shareholder’s Deferred Merger Consideration and any interest thereon. Parent agrees (x) to deliver to the Escrow Representative for payment to the Exchanging Shareholders other than the Rescinding Shareholder an amount equal to 85% of the sum of (A) the Excess Consideration and (B) such Rescinding Shareholder’s portion of the Deferred Merger Consideration, and (y) deliver the remaining 15% to the Escrow Agent to be reallocated among the other Exchanging Shareholders as Deferred Merger Consideration.

6.2           Access to Information; Confidentiality.  Target will afford the Parent and Cybex, and their accountants, counsel and other representatives reasonable access during normal business hours to the properties, books, records and personnel of the Target during the period prior to the Effective Time to obtain all information concerning the business, properties, results of operations and personnel of Target, as Parent or Cybex may reasonably request. No information obtained in any investigation pursuant to this Section 6.2 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger. The parties acknowledge that Target and Parent have previously executed a Confidentiality Agreement, dated June 5, 2002 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

6.3           No Solicitation.

(a)           Except as otherwise provided in this Section 6.3(a), from and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to Article VIII, Target will not, nor will it authorize or permit any of its respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal (as defined below), (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal, or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Transaction (as defined below).  Target will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer or director of Target or any investment banker, attorney or other advisor or representative of Target shall be deemed to be a breach of this Section 6.3(a) by Target.

(b)           For purposes of this Agreement, an “Acquisition Proposal” shall mean any offer or proposal (other than the transactions contemplated in this Agreement) relating to any Acquisition Transaction. For the purposes of this Agreement, an “Acquisition Transaction” shall mean any transaction or series of related transactions other than the transactions contemplated by this Agreement involving: (A) any acquisition or purchase from Target by any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 25% interest in the total outstanding voting securities of Target or any tender offer or exchange offer that if consummated would result in any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 25% or more of the total outstanding voting securities of Target or any merger, consolidation, business combination or similar transaction involving Target; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 5% of the assets of Target; or (C) any liquidation or dissolution of Target.

(c)           In addition to the obligations of Target set forth in paragraph (a) of this Section 6.3, Target as promptly as practicable, and in any event within twenty-four (24) hours, shall advise Cybex orally and in writing of any Acquisition Proposal received by Target.  Target will keep Cybex informed in all material respects of the status and details (including material amendments or proposed amendments) of any such Acquisition Proposal.

6.4           Public Disclosure. Target shall not make any statement or provide any information to its shareholders regarding this Agreement, the Merger or the Rescission Offer until Parent’s Board of Directors have met and approved this Agreement and the Merger. Target shall not issue any press release or make any public statement with respect to the Merger or this Agreement or the transactions contemplated herein without the express written consent of Parent or Cybex. In addition, Target acknowledges that Parent may be required by law or pursuant to its listing agreement with NASDAQ to issue a press release or otherwise make a public statement with respect to this Agreement and the Merger.  Parent shall provide Target with a copy of such press release or other public statement prior to the issuance thereof.

6.5           Legal Requirements. Each of Parent, Cybex and Target will take all reasonable actions necessary or desirable to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement (including furnishing all information required in connection with approvals of or filings with any Governmental Entity, and prompt resolution of any litigation prompted hereby) and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon any of them or their respective subsidiaries in connection with the consummation of the transactions contemplated by this Agreement.

6.6           Third Party Consents.  As soon as practicable following the date hereof, Target will use its commercially reasonable best efforts to obtain all material consents, waivers and approvals under any of its agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

6.7           FIRPTA. At or prior to the Closing, Target, if requested by Parent or Cybex, shall deliver to the IRS a notice that the Target Stock is not a “U.S. Real Property Interest” as defined and in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2).

6.8           Notification of Certain Matters. Cybex and Target will give prompt notice to the other of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (a) any representation or warranty contained in this Agreement to be untrue or inaccurate at any time from the date of this Agreement to the Effective Time, such that the conditions set forth in Section 7.2 or 7.3, as the case may be, would not be satisfied as a result thereof, or (b) any material failure of Parent, Cybex, or Subsidiary on the one hand or Target on the other hand, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.  Notwithstanding the above, the delivery of any notice pursuant to this Section will not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

6.9           Commercially Reasonable Efforts and Further Assurances. Subject to their respective rights and obligations under this Agreement, each of the parties to this Agreement will use its commercially reasonable best efforts (as defined in Section 9.3) to effectuate the Merger and the other transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement.  Each party hereto, at the reasonable request of another party hereto, will execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the transactions contemplated hereby.

6.10         Bank Debt. At Closing, Cybex shall (a) either repay directly or make a capital contribution or loan to Target and cause Target to repay the $2,000,000 of debt owed by Target to AmSouth Bank or its assignees, and (b) cause all current guarantors of the loan from Heritage Bank to Target to be released from such guarantees.

ARTICLE VII
CONDITIONS TO THE MERGER

7.1           Conditions to Obligations of Each Party to Effect the Merger.  The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)           Board Approval of Parent. This Agreement shall have been approved and adopted and the Merger shall have been duly approved, by the Board of Directors of Parent.

(b)           Shareholder Approval.  This Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law by the Target Shareholders and all other requisite corporate actions shall have been taken to give effect to this Agreement.

(c)           No Order.  No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(d)           Consulting Agreements. Each of Remigius Shatas and Robert Asprey shall have executed a reasonably acceptable consulting agreement with Parent or Cybex, substantially in the form of Exhibit H.

(e)           Employment Agreements.   Each of Donald Davidson, Gary Shelton, and Chandler Hall shall have executed a reasonably acceptable employment agreement with Parent, Cybex, or the Surviving Corporation substantially in the form of Exhibit I.

(f)            Target Rescission Offer.  Target shall have made the Rescission Offer in accordance with Section 6.1(c).

7.2           Additional Conditions to Obligations of Target.  The obligation of Target to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Target:

(a)           Representations and Warranties.  The representations and warranties of Parent, Cybex, and Subsidiary contained in this Agreement shall have been true and correct as of the date of this Agreement, except where the failure to be so true and correct would not, in the aggregate, have a Material Adverse Effect on Parent or Cybex.  In addition, the representations and warranties of Parent, Cybex, and Subsidiary contained in this Agreement shall be true and correct on and as of the Effective Time except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Effective Time, except in such cases where the failure to be so true and correct would not, in the aggregate, have a Material Adverse Effect on Parent or Cybex.  Target shall have received a certificate with respect to the foregoing signed on behalf of Cybex by the Chief Executive Officer and the Chief Financial Officer of Cybex.

(b)           Agreements and Covenants.  Parent, Cybex and Subsidiary shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and Target shall have received a certificate to such effect signed on behalf of Cybex by the Chief Executive Officer and the Chief Financial Officer of Cybex;

(c)           Legal Opinion. Target shall have received the opinion of Sirote & Permutt, P.C., counsel to Parent and Cybex, in a form reasonably acceptable to Target and its counsel;

(d)           Subsequent Events.  No event or events shall have occurred, or be reasonably likely to occur, which, individually or in the aggregate, have, or could have, a material adverse effect on Parent, Cybex or Subsidiary on a consolidated basis.

7.3           Additional Conditions to the Obligations of Parent, Cybex and Subsidiary .  The obligations of Parent, Cybex and the Subsidiary to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing exclusively by Parent or Cybex:

(a)           Representations and Warranties.  The representations and warranties of Target contained in this Agreement shall have been true and correct as of the date of this Agreement, except where the failure to be so true and correct would not, in the aggregate, have a Material Adverse Effect on Target.  In addition, the representations and warranties of Target contained in this Agreement shall be true and correct on and as of the Effective Time except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Effective Time, except in such cases (other than the representations in Sections 3.2 and 3.3) where the failure to be so true and correct would not, in the aggregate, have a Material Adverse Effect on Target.  Cybex shall have received a certificate with respect to the foregoing signed on behalf of Target by the President and the Chief Financial Officer of Target; and

(b)           Agreements and Covenants.  Target shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and the Cybex shall have received a certificate to such effect signed on behalf of Target by the President and the Chief Financial Officer of Target.

(c)           Noncompete Agreements.  Each of Remigius Shatas, Robert Asprey, Donald Davidson, David S. Butler, Chuck Lofty, Gary Shelton, and Chandler Hall shall have executed a reasonably acceptable noncompete agreement with Parent and Cybex, substantially in the form of Exhibit J.

(d)           Dissenting Shares. Dissenting Shares shall comprise not more than 10% of Target Stock outstanding immediately prior to the Effective Time.

(e)           Consents and Approvals. Cybex shall have received, each in form and substance reasonably satisfactory to Cybex, (i) all required authorizations, consents, orders, and approvals of all Governmental Entities and officials, if any, and (ii) all third party consents set forth in this Agreement or on the Target Disclosure Schedules.

(f)            Subsequent Events. No event or events shall have occurred, or be reasonably likely to occur, which, individually or in the aggregate, have, or could have, a Material Adverse Effect on Target.

(g)           Escrow Agreement. Parent, the Escrow Agent and the Escrow Representative shall have entered into the Escrow Agreement, and the Escrow Agreement shall be in full force and effect at the Effective Time.

(h)           Excess Parachute Payments. Target shall have either (i) taken all necessary actions to obtain, and shall have received, the requisite shareholder approval under Section 280G (b)(5) of the Code of any payments or benefits that could be considered “excess parachute payments” within the meaning of Section 280G of the Code and shall require all “disqualified individuals” within the meaning of Section 280G of the Code, to subject their existing benefits and payments to the shareholder approval requirements of Section 280G(b)(5) of the Code, as contemplated in the treasury regulations promulgated thereunder; or (ii) obtained a written waiver from each “disqualified individual” within the meaning of Section 280G  of the Code of any payments or benefits received or to be received which would cause such payments or benefits to be treated as “excess parachute payments” within the meaning of Section 280G of the Code.

(i)            Shatas Partners, Ltd. Opitons. The Target Options held by Shatas Partners, Ltd. shall have been canceled upon payment of the Closing Merger Consideration.

(j)            Legal Opinion. Parent or Cybex shall have received the opinion of Bradley, Arant, Rose & White, LLP, counsel to Target, in a form reasonably acceptable to Parent, Cybex and their counsel.

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER

8.1           Termination.  This Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after approval of the Merger by the Target Shareholders:

(a)           by mutual written consent duly authorized by the Boards of Directors of Cybex and Target;

(b)           by either Target or Cybex if the Merger shall not have been consummated by September 30, 2002; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c)           by either Target or Cybex if a governmental entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining,

enjoining or otherwise prohibiting the Merger, which order, decree or ruling is final and nonappealable;

(d)           by either Target or Cybex if the required approval of the Target Shareholders contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote upon a vote taken at a meeting of shareholders duly convened therefor or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to Target where the failure to obtain shareholder approval of Target shall have been caused by the action or failure to act of Target in breach of this Agreement;

(e)           by Target, upon a breach of any representation, warranty, covenant or agreement on the part of Parent, Cybex or Subsidiary set forth in this Agreement, or if any representation or warranty of Parent, Cybex or Subsidiary shall have become untrue, in either case such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in such representations and warranties or breach is curable by Parent, Cybex or Subsidiary through the exercise of its commercially reasonable best efforts, then Target may not terminate this Agreement under this Section 8.1(e) for thirty (30) days after delivery of written notice from Target to Cybex of such breach, provided Parent, Cybex or Subsidiary continues to exercise commercially reasonable best efforts to cure such breach (it being understood that Target may not terminate this Agreement pursuant to this paragraph (e) if such breach by Parent, Cybex or Subsidiary is cured during such thirty (30) day period);

(f)            by Cybex, upon a breach of any representation, warranty, covenant or agreement on the part of Target set forth in this Agreement, or if any representation or warranty of Target shall have become untrue, in either case such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Target’s representations and warranties or breach by Target is curable by Target through the exercise of its commercially reasonable best efforts, then Cybex may not terminate this Agreement under this Section 8.1(f) for thirty (30) days after delivery of written notice from Cybex to Target of such breach, provided Target continues to exercise commercially reasonable best efforts to cure such breach (it being understood that Cybex may not terminate this Agreement pursuant to this paragraph (f) if such breach by Target is cured during such thirty (30)-day period).

(g)           by Target, if the approval set forth in Section 7.1(a) shall not have been obtained by the close of business (Pacific Time) on August 5, 2002.

8.2           Notice of Termination; Effect of Termination.  Any termination of this Agreement under Section 8.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto.  In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 8.2, Section 8.3 and Article IX (General Provisions), each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement; provided, however, in the event of termination pursuant to Section 8.1(g) hereof, this Section 8.2 and Article IX  shall be of no further force or effect.

8.3           Fees and Expenses.  General. If the Merger is consummated, the legal fees and costs incurred by Target in connection with the Merger and this Agreement shall be paid by the Surviving Corporation, but in an amount not to exceed $250,000 accrued on and after May 1, 2002. Such fees and costs shall be paid at Closing, provided that counsel for Target submits a written invoice for services rendered at least three (3) business days prior to Closing for review by Parent. Except for such legal fees and costs, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated

8.4           Amendment Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of Parent, Cybex and Target.

8.5           Extension; Waiver.  At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE IX
GENERAL PROVISIONS

9.1                 Survival Period; Indemnification; Escrow Representative.

(a)           Survival. The representations and warranties of Target contained in this Agreement shall survive for a period of one year from the Closing Date. The covenants of Target, Parent, Cybex and Subsidiary that by their terms survive the Effective Time shall survive the Effective Time.

(b)           Indemnification. Notwithstanding the Closing and regardless of any investigation at any time made by or on behalf of Parent, Cybex, or Subsidiary, Target shall indemnify Parent, Cybex, Subsidiary and their respective affiliates and each of their respective officers, directors, employees, agents and counsel (collectively the “Parent Indemnified Parties”) harmless from and against any and all claims (including claims based upon intentional or willful fraud), loss, liability, damage, cost or expenses (including, without limitation, reasonable attorneys’ fees and other costs and expenses incident to any suit, action, or proceeding, but net of any insurance proceeds) arising out of or resulting from, and will pay each of the Parent Indemnified Parties on demand the full amount of any sum or sums which each of the Parent Indemnified Parties may pay or become obligated to pay on account of: (i) any inaccuracy in any representation or the material breach of any warranty made by Target herein or (ii) any failure of Target duly to perform or observe any term, provision, covenant, agreement, or condition to be performed or observed as set forth in this Agreement.  Notwithstanding anything to the contrary contained in this Agreement, Parent, Cybex, and Subsidiary shall not be entitled to indemnification under this Section 9.1 which arises out of facts and circumstances of which any of them or their representatives has knowledge on or prior to the Effective Time.  Further, notwithstanding anything in this Agreement to the contrary, each of the parties hereto agrees as follows: (i) the indemnity provided in this Section 9.1 is intended to be and shall be the sole and exclusive remedy of the Parent Indemnified Parties regarding any matter touching upon or relating to the negotiation, entry of, consummation and closing of this Agreement and the transactions contemplated hereby; and (ii) except for intentional or willful fraud, the Exchanging Shareholders and Debt Holders shall have no liability for any indemnification claims or otherwise in excess of the Indemnification Fund to the extent, and only to the extent, available for the payment thereof from time to time; provided, however, that the Parent Indemnified Parties shall, after exhaustion of the Indemnification Fund, pursue claims based upon intentional or willful fraud against those persons or entities alleged to have actually engaged in such fraud.

(c)                                  Third Party Claims.

(i)    In case of the assertion in writing of any claim initiated or asserted by any person, firm, governmental authority or corporation other than Parent, Cybex or any affiliate thereof (a “Third Party Claim”) against Target or any Parent Indemnified Party or the commencement of any litigation asserting a Third Party Claim which may give rise to any indemnification to any Parent Indemnified Party under the provisions of this Section 9.1, such Parent Indemnified Party shall give the notice thereof to the Escrow Representative (as defined in Section 9.1(f)) as provided hereunder as promptly as practicable after receipt of such written assertion or the commencement of such litigation unless the failure to give notice would not materially prejudice the Exchanging Shareholders or Debt Holders.  Each Parent Indemnified Party shall defend any such Third Party Claim in such manner as it may deem appropriate, including, but not limited to settling such claim or litigation (subject to the consent of the Escrow Representative, which shall not be unreasonably withheld) after giving reasonable notice of the same on such terms as such Parent Indemnified Party may deem appropriate, and the Escrow Representative will cause the Escrow Agent to promptly reimburse each Parent Indemnified Party out of the Indemnification Fund in accordance with the provisions of this Section 9.1 and the Escrow Agreement, provided that each Parent Indemnified Party shall furnish the Escrow Representative with copies of all pleadings and other material documents in connection with any such claim or litigation and the Escrow Representative is consulted about (although not in control of) such litigation. The Escrow Representative shall make available or cause to be made available to each Parent Indemnified Party such books and records as such Parent Indemnified Party may reasonably require in connection with such defense and shall use his commercially reasonable best efforts to cooperate with any other reasonable request of such Parent Indemnified Party for assistance in such defense.  The Escrow Representative shall have the right to retain separate co-counsel at its sole cost and expense and to participate in the defense of such Third Party Claim.

(d)           Other Claims. A claim for indemnification for any matter not involving a Third Party Claim may be asserted by notice to the Escrow Representative.

(e)           Limitations on Indemnification. No Parent Indemnified Party shall be entitled to seek indemnification pursuant to Section 9.1 until the aggregate amount of such indemnification claims exceeds $50,000, at which time claimants may seek indemnification on all such claims in excess of such amount. Except for claims based upon intentional or willful fraud, the aggregate liability of the Target for indemnification pursuant to Section 9.1 shall not exceed the amount of the Indemnification Fund, plus any interest accrued thereon.

(f)            Escrow Representative. By approval of this Agreement in accordance with Alabama Law, the Exchanging Shareholders hereby appoint David S. Butler to serve as the Escrow Representative pursuant to this Agreement and the Escrow Agreement. David S. Butler and any successor or successors shall act as the representative of the Exchanging Shareholders and the Debt Holders, and shall be authorized to act on behalf of the Exchanging Shareholders and Debt Holders and to take any and all actions required or permitted to be taken by the Escrow Representative under this Agreement or the Escrow Agreement, with respect to any claims (including the settlement thereof) made by Parent, Cybex or Subsidiary for indemnification pursuant to this Section 9.1 and with respect to any actions to be taken by the Escrow Representative pursuant to the terms of the Escrow Agreement. The Exchanging Shareholders and Debt Holders shall be bound by all actions taken by the Escrow Representative in its capacity thereof, except for any action that conflicts with the limitation set forth in the final sentence of this Section 9.1(f). The Escrow Representative shall promptly, and in any event within five (5) business days, provide written notice to the Exchanging Shareholders and Debt Holders of any action taken on behalf of the Exchanging Shareholders and Debt Holders by the Escrow Representative pursuant to the authority delegated to the Escrow Representative under this Section 9.1(f). The Escrow Representative shall at all times act in his or her capacity as Escrow Representative in a manner that the Escrow Representative believes to be in the best interest of the Exchanging Shareholders and Debt Holders. Neither the Escrow Representative (nor any of its directors, officers, agents or any employees, if applicable) shall be liable to any person for any error of judgment, or any action taken, suffered or omitted to be taken, under this Agreement or the Escrow Agreement, except in the case of its gross negligence, bad faith or willful misconduct. The Escrow Representative may consult with legal counsel, independent public accountants and other experts selected by him or her and shall not be liable for any action taken or omitted to be taken in good faith in accordance with the advice of counsel, accountants or experts.  The Escrow Representative shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement or the Escrow Agreement. As to any matters not expressly provided for in this Agreement or the Escrow Agreement, the Escrow Representative shall not be required to exercise any discretion or take any action. Each Exchanging Shareholder and Debt Holder severally shall indemnify and hold harmless and reimburse the Escrow Representative from and against such Exchanging Shareholder’s and Debt Holder’s ratable share of any and all liabilities, losses, damages, claims, cost or expenses suffered or incurred by the Escrow Representative arising out of or resulting from any action taken or omitted to be taken by the Escrow Representative under this Agreement or the Escrow Agreement, other than such liabilities, losses, damages, claims, costs, or expenses arising out of or resulting from the Escrow Representative’s gross negligence, bad faith, or willful misconduct. The Escrow Representative is hereby authorized to, and shall, (i) accept on behalf of any Exchanging Shareholder any Deferred Merger Consideration to which such Exchanging Shareholder is entitled under this Agreement and (ii) accept on behalf of any Debt Holder any Deferred Debt Consideration to which such Debt Holder is entitled under this Agreement. The Escrow Representative shall promptly pay any such Deferred Merger Consideration or Deferred Debt Consideration to the Exchanging Shareholder or Debt Holder entitled thereto pursuant to the terms of this Agreement. In all matters relating to this Section 9.1, the Escrow Representative shall be the only party entitled to assert the rights of the Exchanging Shareholders and the Debt Holders, and the Escrow Representative shall perform all of the obligations of the Exchanging Shareholders and Debt Holders hereunder. Parent and Cybex shall be entitled to rely on all statements, representations, and decisions of the Escrow Representative.

9.2           Notices.    All notices and other communications hereunder shall be in writing and shall be deemed given and effective, upon delivery, if delivered personally or by commercial delivery service, or upon sending if sent via facsimile (receipt confirmed) to the parties at the following addresses or facsimile numbers (or at such other address or facsimile numbers for a party as shall be specified by like notice):

(a)           if to Target, to:

2C Computing, Inc.

5030 Bradford Drive, Suite 230

Huntsville, Alabama  35805

Attention: Don Davidson, President

Fax No.: (256) 705-0226

with copies to:

S. Revelle Gwyn, Esq.

Bradley, Arant, Rose & White, LLP

200 Clinton Avenue West, Suite 900

Huntsville, Alabama  35801

Fax No.: (256) 517-5200

(b)           if to the Escrow Representative

David S. Butler

_____________________

Attention: ____________

Fax No.: ______________

(c)           if to Parent, Cybex or Subsidiary, to:

4991 Corporate Drive

Huntsville Alabama 35805

Attention: John R. Cooper

Fax No.: (256) 430-4032

with a copy to:

John H. Cooper, Esq.

Sirote & Permutt

2311 Highland Ave. South

Birmingham, Alabama 35205

Fax No.: (205) 930-5101

9.3           Interpretation; Knowledge.

(a)           When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated.  The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity.  Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

(b)           For purposes of this Agreement, the term “knowledge” means, with respect to any matter in question, that the executive officers of Target or Cybex, as the case may be, have actual knowledge of such matter.

(c)           For purposes of this Agreement, the term “Material Adverse Effect” when used in connection with an entity means any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of such entity and its subsidiaries taken as a whole; provided, however, that in no event shall (A) a decrease in such entity’s stock price or the failure to meet or exceed Wall Street research analysts’ or such entity’s internal earnings or other estimates or projections in and of itself constitute a Material Adverse Effect or (B) any change, event, violation, inaccuracy, circumstance or effect that results from (x)  the public announcement or pendency of the transactions contemplated hereby, (y) changes affecting the network device industry generally or (z) changes affecting the United States economy generally, constitute a Material Adverse Effect.

(d)           For purposes of this Agreement, “commercially reasonable best efforts” means the efforts that a prudent person or entity desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditiously as possible; provided, however, that an obligation to use commercially reasonable best efforts under this Agreement does not require the person or entity subject to that obligation to take actions that would result in a Material Adverse Effect on such person or entity or that would materially reduce the benefits to such person or entity of this Agreement and the Merger.

9.4           Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

9.5           Entire Agreement.  Except as the parties may otherwise expressly agree in writing from time to time, this Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Disclosure Schedules, (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this

Agreement; and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as set forth herein.

9.6           Severability.  In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.7           Other Remedies; Specific Performance.  Except as provided in Section 9.1(b) and 9.1(e) and except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.8           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Alabama, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

9.9           Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

9.10         Assignment.  No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the parties.  Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

[Signature Page Follows]

                IN WITNESS WHEREOF, Parent, Cybex, Target, Subsidiary, and Escrow Representative  (solely in his capacity as Escrow Representative) have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

2C COMPUTING, INC.		CYBEX COMPUTER PRODUCTS CORPORATION
By:	/s/ Donald J. Davidson	By:	/s/ John R. Cooper
Name:	Donald J. Davidson	Name:	John R. Cooper
Title:	Name: President and CEO	Title:	President

AVOCENT CORPORATION		CYBEX ACQUISITION CORPORATION
By:	/s/ John R. Cooper	By:	/s/ John R. Cooper
Name:	John R. Cooper	Name:	John R. Cooper
Title:	President	Title:	President

/s/ David S. Butler
Name:	David S. Butler
as Escrow Representative

****MERGER AGREEMENT****